Exhibit 12.1

BlackRock, Inc.

Computation of Earnings to Fixed Charges

	Year ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
Pre-tax income	$223,948	$250,902	$200,438	$375,755	$528,233	$113,122	$429,962

Add: Fixed charges	4,726	5,211	5,590	15,236	22,393	3,900	17,894

Distributions from equity investees	1,008	3,144	2,276	—	—	—	—

Less: Income from equity investees	(2,098)	(4,912)	(2,549)	(11,526)	(5,659)	(3,392)	(2,406)

Pre-tax income before fixed charges	$227,584	$254,345	$205,755	$379,465	$544,967	$113,630	$445,450

Fixed charges:

Interest expense	$683	$720	$835	$7,924	$9,916	$1,969	$10,986

Portion of rent representative of interest	4,043	4,491	4,755	7,312	12,477	1,931	6,908

Total fixed charges	$4,726	$5,211	$5,590	$15,236	$22,393	$3,900	$17,894

Ratio of earnings to fixed charges	48.15	48.81	36.81	24.91	24.34	29.14	24.89